

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 4, 2010

<u>**Via U.S. Mail and Fax (802) 244-5436**</u>

Ms. Frances Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, VT 05676

   RE: Green Mountain Coffee Roasters, Inc.
     Form 10-K for the fiscal year ended September 26, 2009
     Filed November 25, 2009
     File No. 001-12340

Dear Ms. Rathke:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended September 26, 2009

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 37

1. The disclosure that you have in the second paragraph under this heading appears to
    be duplicative of the disclosure in the last paragraph on page 36, pertaining to the
    effectiveness of your disclosure controls and procedures. Please amend your filing
    to include the disclosure regarding the company's internal controls over financial
    reporting required by Item 308(a)(3) of Regulation S-K.

                                    *   *   *   *

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. The response should be uploaded to the EDGAR system. Please understand that
we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief